Form  12b-25
Notification  of  Late  Filing
Form  10-K  and  Form  10-KSB
For  period  ended  September  30,  1998

Nothing in this form shall be construed to imply that the Commission has verified any information contained therein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: n/a


Part  1  -  Registrant  Information

Full  Name  of  Registrant:  21st  Century  Telesis  (II),  Inc.
Former  Name  if  Applicable:  n/a
Address  of  Principal  Executive  Office:
650  Town  Center  Drive
Suite  1999
Costa  Mesa,  CA  92626

Part  II  -  Rules12b-25(b)and  (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) the subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part  III  -  Narrative
State below in reasonable detail the reasons whey Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant has worked diligently to prepare its annual report on Form 10-K for its fiscal year ended September 30, 1998, but has been able to complete the said report by its required filing date, owing to registrant's shortage of financial management and other executive-level personnel, and the heavy demands placed on such personnel by the increasingly urgent need to secure permanent financing for deployment of registrant's PCS networks, the pursuit of which has occupied virtually all their available time for the past several months.

Part  IV  -  Other  Information
(1) Name and telephone number of person to contact in regard to this notification:
Michael  W.  Palmer,  (619)  681-0555
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? Yes, since no such reports have been required to be filed since registrant's Form 10 became effective on October 20, 1998.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. Yes.
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As compared to the twelve months ended September 30, 1997, registrant anticipates the following material changes (estimated) as at September 30, 1998:






                           1998          1997
Current assets: . . .  $ 2,743,569   $ 5,955,822
Other assets: . . . .   50,523,259    85,552,203
Total liabilities and
  Stockholder equity:   53,378,145    91,611,945
Net Loss. . . . . . .   (5,229,562)   (1,005,290)



The reduction in current assets is largely attributable one year's operating costs with the